UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☐ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended _______

or

☒ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from February 3, 2007 to December 31, 2007

Commission file number	1-7898

           A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Lowe's 401(k) Plan

           B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
 Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

LOWE’S 401(K) PLAN

NOTE: All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the
     Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants in
    Lowe’s 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Lowe’s 401(k) Plan (the “Plan”) as of December 31, 2007 and February 2, 2007, and the related statement of changes in net assets available for benefits for the period from February 3, 2007 through December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and February 2, 2007, and the changes in net assets available for benefits for the period from February 3, 2007 through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
June 30, 2008

Lowe’s 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2007	February 2, 2007
Assets

Cash	$-	$392,096
Participant-directed investments at fair value (Notes 1, 2, 3, 4, 6 and 8)	2,034,904,741	2,779,634,471
Receivables:
Accrued interest and dividends	10,386,005	440,990
Due from broker for securities sold	357,666	3,267,695
Total receivables	10,743,671	3,708,685

Total assets	2,045,648,412	2,783,735,252

Liabilities

Due to broker for securities purchased	358,761	275,533

Net assets available for benefits at fair value	2,045,289,651	2,783,459,719

Adjustment from fair value to contract value for fully benefit- responsive investment contracts (Notes 2, 4 and 8)	342,340	3,139,520

Net assets available for benefits	$2,045,631,991	$2,786,599,239

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Transition Period from February 3, 2007 to
December 31, 2007
Additions
Investment income:
Interest	$4,911,795
Dividends (Note 6)	57,097,603
Total investment income	62,009,398

Contributions (Note 1):
Employer contributions	77,594,073
Participant contributions	159,192,467
Total contributions	236,786,540

Total additions	298,795,938

Deductions
Net depreciation in fair value of investments (Notes 2 and 3)	(770,353,476)
Benefits paid to participants (Note 1)	(269,409,348)
Administrative expenses	(362)

Total deductions	(1,039,763,186)

Net decrease in net assets	(740,967,248)

Net assets available for benefits
Beginning of year	2,786,599,239
End of year	$2,045,631,991

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the Lowe's 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan, adopted effective February 1, 1984, is a defined contribution plan covering substantially all employees of Lowe’s Companies, Inc. and subsidiaries (the Plan Sponsor).  Prior to May 5, 2007, employees of the Plan Sponsor were eligible to participate in the Plan upon completion of 90 days of continuous service.  Effective May 5, 2007, employees of the Plan Sponsor are eligible to participate in the Plan 180 days after their original date of service.  The Compensation Committee of the Board of Directors (the Board) controls and manages the operation and administration of the Plan.  State Street Bank and Trust Company (State Street) serves as the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Each year, participants may contribute from 1% to 50% of their pretax annual compensation, as defined by the Plan, subject to the Internal Revenue Code limitations.  Prior to May 5, 2007, the company matching contribution (the Company Match) under the Plan was as follows: the first 1% contributed was matched by the Plan Sponsor at the rate of 100% and the next 5% of contributions were matched at the rate of 25% after the first anniversary of the participant’s date of hire.  Effective May 5, 2007, the Company Match was changed as follows:  the first 3% of contributions are matched by the Plan Sponsor at the rate of 100%; the next 2% of contributions are matched at the rate of 50%; and the next 1% of contributions are matched at the rate of 25%.  Effective May 5, 2007, participants are eligible to receive the Company Match after completing 180 days of continuous service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Performance Matching – Prior to the plan year beginning February 3, 2007, the Plan provided for a performance matching contribution (the Performance Match).  Effective for the Plan year beginning February 3, 2007, the Performance Match was discontinued.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the employer contribution, and an allocation of Plan earnings, and charged with benefit payments and allocations of Plan losses and investment expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - All participants are 100% vested in the Plan at all times.

Investments - The 14 investment options to which participants may direct their contributions include one fixed income fund, three lifestyle funds, two small-cap funds, two mid-cap funds, three large-cap funds, two international funds, and Lowe’s Companies, Inc. common stock.  In addition, the Plan invests excess cash in a short-term money market fund.

Payment of Benefits - On termination of service, a participant with a vested account value of $1,000 or less receives a lump-sum distribution equal to the participant’s vested account.  If the vested account value is greater than $1,000, a participant may elect to receive a lump sum distribution equal to the participant’s vested account.  If such election is not made by the participant and the vested account value is less than or equal to $5,000, the Plan performs a direct rollover to an individual retirement account designated by the participant or to an individual retirement account designated by the Board.  If the vested account value is greater than $5,000, the participant’s vested account balance remains in the Plan and is not distributed without the participant’s consent until the participant reaches age 62.

The Plan allows for in-service withdrawals to participants under age 59½ only in cases of financial hardship.   Such withdrawals must total at least $1,000 and be approved by the Plan's record-keeper or the Plan Sponsor.  Participants who have attained age 59½ are entitled to a one time in-service withdrawal of their accumulated balance.

The Plan allows for a one-time, in-service withdrawal to participants in the former Lowe’s Companies Employee Stock Ownership Plan (the ESOP) who have attained 20 or more years of service with the Plan Sponsor.  The ESOP was merged into the Plan effective September 13, 2002.  Eligible participants may withdraw 50% of their former ESOP account balance by requesting a distribution through the Lowe’s 401(k) Action Line.  The distribution may be transferred to either an IRA or paid directly to the participant.

Plan Year - Through February 2, 2007, the Plan year coincided with the fiscal year of the Plan Sponsor, which ends on the Friday nearest the end of January.  Effective February 3, 2007, the Plan year was changed to coincide with the calendar year. Therefore, the 2007 Plan year was the transition period from February 3, 2007 to December 31, 2007.  Thereafter, the Plan year will be January 1 to December 31.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and related disclosures of contingent assets and liabilities.  Actual results may differ from these estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - Investments are stated at fair value.  Investments in common stock are stated at fair value based upon closing sales prices reported on recognized securities exchanges.  Mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan.  Money market funds are valued at cost plus accrued interest, which approximates fair value.  The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value in the statements of net assets available for benefits.  The contract is presented on a contract value basis in the statement of changes in net assets available for benefits.  The fair value of the contract is determined based on the net asset values of the Fund portfolios (Fund) and is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis.  Interest and dividend income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.

Investment management expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, investment management expenses are reflected as a reduction of investment return for such investments.

Payments of Benefits - Benefits are recorded when paid.

Administrative Expenses - As provided by the Plan document, administrative expenses (excluding certain investment management expenses) of the Plan are paid by the Plan Sponsor.

Recent Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”.  SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  Plan management does not expect the adoption of SFAS No. 157 to have a material impact on its net assets available for benefits or changes in net assets available for benefits.

Note 3 - Investments

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2007 and February 2, 2007:

	December 31, 2007	February 2, 2007
Lowe’s Companies, Inc. common stock
63,211,709 and 67,254,050 shares, respectively	$1,429,848,857	$2,296,725,808
Metropolitan Life Insurance Company, #25066 (1)	$115,779,831	$107,659,040

(1) The balance at December 31, 2007 represents 5% or more of the Plan’s net assets available for benefits, whereas the balance at February 2, 2007 does not.

During the transition period ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $770,353,476, as follows:

Transition Period from February 3, 2007 to December 31, 2007
Lowe’s Companies, Inc. common stock	$(743,817,078)
American Century – Twentieth Century International Growth Fund	2,456,950
American Century Value Fund – Institutional Class	(7,653,412)
American Century Ultra Fund International	331,242
American Funds EuroPacific Growth Fund	(1,499,143)
American Funds The New Economy Fund	(1,055,897)
Fidelity Equity-Income Fund	(4,359,767)
Franklin Balance Sheet Investment Fund	(13,658,769)
Pioneer Growth Opportunities Fund	(3,279,263)
T Rowe Price Mid-Cap Growth Fund	(215,107)
Vanguard Institutional Index Fund	691,469
Vanguard Life Strategy Conservative Growth Fund	376,544
Vanguard Life Strategy Growth Fund	728,331
Vanguard Life Strategy Moderate Growth Fund	635,095
Vanguard Small Cap Value Index Fund	(34,671)
Net depreciation in fair value of investments	$(770,353,476)

Note 4 - Investment Contract with Insurance Company

The Plan has entered into a contract with Metropolitan Life Insurance Company (MetLife).  MetLife maintains contributions in a general account, which is credited with earnings on the underlying investments and is charged for participant withdrawals and administrative expenses.  The contract is fully benefit-responsive and is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by MetLife.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

MetLife is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan.  The interest rate credited to participants (Participant Rate) is adjusted annually on February 1 by MetLife after considering the current market value of the underlying Funds, the anticipated market rates of the Funds’ investments, expected payments into and out of the Fund, the amortization of any differences between market value and guaranteed value, and the anticipated expenses.  The Participant Rate will track current market rates (Market Rate) on a trailing basis, but may be no less than 0%.  The average yield calculated by dividing the annualized earnings credited to participants based on the Participant Rate by the fair value of all investments in the fund was 4.42% for the transition period ended December 31, 2007 and 4.45% for the year ended February 2, 2007.  The Market Rate earned by the contract’s investments was 6.52% for the transition period ended December 31, 2007 and 3.71% for the year ended February 2, 2007.

Both the Plan and MetLife have the right to cancel the contract under certain circumstances.  In general, either party must provide 30 to 60 days notice unless cancellation is due to non-performance.  Upon termination, the Plan has the option to be paid its share of the market value of the underlying investments or guaranteed value.  If the Plan selects the market value option, MetLife may elect to pay the market value in monthly installments of no less than $10 million, depending on whether in MetLife’s judgment there would be an adverse impact to other participants in the Fund.  If the Plan selects the guaranteed value option, MetLife will invest the market value of the Funds in a benefit-responsive interest contract with a term of no more than six years, depending on the difference between market and guaranteed values.

Note 5 - Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Note 6 - Exempt Party-in-Interest Transactions

One of the Plan’s investments represents a money market fund managed by State Street.  State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return on each fund.

At December 31, 2007 and February 2, 2007, the Plan held 63,211,709 and 67,254,050 shares, respectively, of common stock of Lowe’s Companies, Inc., the Plan Sponsor, with a cost basis of $655,173,895 and $567,705,397, respectively.  During the transition period ended December 31, 2007, the Plan recorded dividend income of $13,609,623 from these shares.

Note 7 - Tax Status

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated December 20, 2004, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter and the Plan Sponsor has filed an updated determination letter application.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Investments per the financial statements to the Form 5500 as of December 31, 2007:

	December 31, 2007	February 2, 2007
Net assets available for benefits:
Participant-directed investments at fair value	$2,034,904,741	$2,779,634,471
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Notes 2 and 4)	342,340	3,139,520
Total Investments (Current Value Column) per Form 5500 Schedule of Assets	$2,035,247,081	$2,782,773,991

Lowe’s 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year)
As of December 31, 2007

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*Lowe’s Companies, Inc.	Common Stock	**	$ 1,429,848,857

*State Street Bank	Short Term Investment – Money Market Fund		4,418,084

Metropolitan Life Insurance Company, #25066	Annuity Contract	**	116,122,171

American Century Value Fund – Institutional Class	Mutual Fund	**	34,919,635

American Funds The New Economy Fund	Mutual Fund	**	12,185,233

American Funds EuroPacific Growth Fund	Mutual Fund	**	63,301,700

Fidelity Equity-Income Fund	Mutual Fund	**	52,519,254

Franklin Balance Sheet Investment Fund	Mutual Fund	**	72,938,859

Pioneer Growth Opportunities Fund	Mutual Fund	**	21,306,936

T Rowe Price Mid-Cap Growth Fund	Mutual Fund	**	59,734,287

Vanguard Institutional Index Fund	Mutual Fund	**	66,861,716

Vanguard Life Strategy Conservative Growth Fund	Mutual Fund	**	23,920,297

Vanguard Life Strategy Growth Fund	Mutual Fund	**	38,335,889

Vanguard Life Strategy Moderate Growth Fund	Mutual Fund	**	38,367,936

Vanguard Small Cap Value Index Fund	Mutual Fund	**	466,227

Total Investments			$ 2,035,247,081

*     Permitted party-in-interest
**   Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LOWE'S 401(k) PLAN

June 30, 2008	/s/ Matthew V. Hollifield
Date	Matthew V. Hollifield Senior Vice President and Chief Accounting Officer

 EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Deloitte & Touche, LLP